

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 24, 2009

<u>Via U.S. mail and facsimile</u>

Mr. James B. Flaws
Vice Chairman & Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

> RE: Form 10-K for the fiscal year ended December 31, 2008
>   File No. 1-3247

Dear Mr. Flaws:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis, page 21

2. You discuss the impact of the global economic environment on your 2008 results as well as the expected impact for 2009 in terms of sales and profitability. Please expand your discussion to address the following:

    *   Please also address the expected impact of the global economic environment on your liquidity and capital resources. Refer to Items 303(a)(1) and (2) of Regulation S-K;

    *   Please consider what additional quantitative disclosures can be provided to convey to investors the current and ongoing risks related to the recoverability of your assets. Detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. You should consider providing additional quantitative disclosures related to each type of potential impairment charge, including charges related to short-term investments, equity method investments, property, goodwill and other intangible assets. Please consider disclosing whether there are more risks and exposures related to certain assets which make it more likely for them to be impaired;

    *   Your outlook for the Display Technologies segment provides quantitative disclosures regarding the expected impact of the global recession on 2009 net sales. We encourage you to consider providing similar quantitative disclosures for your other segments. Please also consider discussing the expected impact of 2009 net sales on your profitability; and

    *   You discuss the extent to which each segment has concentrated customer bases. Please consider discussing whether the global economic environment has notably impacted any of your significant customers which has or could also impact your net sales, profitability, and/or liquidity.

Critical Accounting Estimates, page 39

Impairment of Assets Held for Use, page 39

3. You state that an impairment assessment requires the exercise of judgment in assessing the future use of and projected value to be derived from the impaired assets to be held and used. We assume, given your inclusion of this item within your discussion of critical accounting estimates, that this requires estimating future cash flows and relevant discount rates and terminal values to estimate the current fair value of the assets to be held and used. In this regard, please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis of long-lived assets under SFAS 144. Please consider including the following:

- Please disclose how you determine when long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;
- Please disclose what consideration you gave to assets that have been idled including those assets that you discuss on page 14 that were temporarily idled in the Display Technologies segment;
- Please expand your discussion of the significant estimates and assumptions used to determine estimated future cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others; and
- For any asset groups for which the carrying value was close to the fair value, including any asset groups with idle capacity, please consider disclosing the carrying value of the asset groups.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Property, Net of Accumulated Depreciation, page 62

4. You state that manufacturing equipment includes certain components of production equipment that are coated with or constructed of precious metals and that these metals have an indefinite useful life because they will be returned to their elemental state and reused or sold. Please clarify whether you have property recorded with indefinite useful lives. If so, please disclose the amount of property with indefinite useful lives and, if material, how you test these assets for impairment.

Goodwill and Other Intangible Assets, page 62

5. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following in the notes to the financial statements or in critical accounting estimates:
- The reporting unit level at which you test goodwill for impairment and your basis for that determination;
- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
- Address your consideration of the recurring losses recorded in the Specialty Materials segment in your impairment analysis. We note that this segment recorded losses before minority interest and equity earnings in the year ended December 31, 2008 and December 31, 2007; and
- To the extent the estimated fair value of your reporting units do not materially exceed your carrying amount, please disclose these amounts and address the following:
    - Better discuss your estimates and assumptions regarding the duration of the ongoing economic downturn and the period and strength of recovery;
    - If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes;
    - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
    - How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Note 3. Short-term Investments, page 66

6. You recorded other-than-temporary impairments related to financial industry securities and asset-backed debt securities during 2008. Please expand your disclosure related to your investments held and impairment analyses to provide all the disclosures required by FSP 115-2.

Note 6. Income Taxes, page 67

7. You concluded that it was more likely than not that you would realize substantially all of your U.S. deferred tax assets because you expect to generate sufficient levels of income in the U.S. Please expand your disclosure as follows:
- Please describe the nature of the negative evidence you considered in addition to the positive evidence, which you disclose, in reaching this conclusion. Please disclose how the evidence was weighted;
- Please discuss any significant estimates and assumptions used in your analysis;
- Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
- Please include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your

reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment; and

- Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Refer to paragraphs 17 through 25 of SFAS 109.

Note 7. Investments, page 70

8. You disclose that the proposed resolution of PCC asbestos claims under the Amended PCC Plan requires you to contribute your equity interests in PCC and PCE and make a fixed series of payments recorded at present value on December 31, 2008. Please disclose the amounts recorded on your balance sheets related to your investments in PCC and PCE. Please also disclose what consideration you gave as to whether these investments were other than temporarily impaired pursuant to paragraph 19(h) of APB No. 18.

9. Given that equity method investments represent approximately 16% of your total assets as of December 31, 2008, please provide additional insight in your disclosures on how you perform your impairment analysis, including how you determine when there is an other than temporary impairment.

Note 11. Debt, page 79

10. Your disclosures indicate that your debt agreement for the revolving credit facility contains covenants. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief